Exhibit 99.2

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Martin DEFFONTAINES

Mike SANGSTER

Nicolas FUMEX

Patrick GUENKEL

Karine KACZKA

Magali PAILHE

Tel. : + 44 (0)207 719 7962

Fax : + 44 (0)207 719 7959

Robert HAMMOND (U.S.)

Tel. : +1 713-483-5070

Fax : +1 713-483-5629

TOTAL S.A.

Capital : 5 945 861 837,50 €

542 051 180 R.C.S. Nanterre

www.total.com

Total sells its remaining stake in GTT to Temasek

Paris, December 8, 2014 – Total has entered into a definitive agreement for the acquisition by Temasek of Total’s entire remaining stake in GTT (Gaztransport & Technigaz), representing 10.4% of the company. In February 2014, during GTT’s initial public offering, Total reduced its shareholding from 30% to 10.4%. Following the two transactions, Total will have raised more than 650 million dollars from the sale of its entire stake in GTT. Completion of the transaction is expected in the coming days.

“With this transaction, Total continues to unlock significant value from its portfolio and to focus on its strategic assets,” commented Yves-Louis Darricarrère, President Upstream and President Gas & Power at Total. “Already a market leader, GTT is well positioned to benefit from the expected growth of the LNG sector. By taking an equity stake in GTT, Temasek demonstrates its confidence in the company’s long-term potential and in the industry.”

Established in 1974, Temasek is an investment company based in Singapore with a 177 billion dollar portfolio as at March 31, 2014.

GTT is the world leader in cryogenic membrane containment systems used in the shipbuilding industry for the transport of LNG. For over 50 years, GTT has offered to its customers technologies which allow them to optimize storage space and reduce the construction and operation costs of ships or tanks equipped with these systems. GTT operates in several sectors: LNGCs (Liquefied Natural Gas Carriers) and VLECs (Very Large Ethane Carriers), Multi-gas carriers, FLNGs (Floating Liquefied Natural Gas units), FSRUs (Floating Storage and Regasification units), onshore storage tanks and the use of LNG as a fuel.

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About Total

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. Its 100,000 employees put their expertise to work in every part of the industry —exploration and production of oil and natural gas, refining, chemicals, marketing and new energies. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and “Group” are general references used for convenience purposes only. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.